[American Education Corporation Letterhead]



                             July 28, 2006



VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
        Corporation and Finance

                                    Re:  The American Education Corporation
                                         (File No. 5-54041)

Ladies and Gentlemen:

     The following is responsive to a comment given by Adam Halper in a telephone conversation Monday, July 24, 2006 to Justin Jackson, one of the attorneys retained by The American Education Corporation to help us with our going private transaction. On July 13, 2006, we filed a response letter on responding to the Staff's comment letter dated June 23, 2006 (the "June Comment Letter"). Comment 2 of the June Comment Letter asked whether certain orders that the Company had disclosed were deferred or delayed in the first quarter of 2006 had become firm. In our response to comment 2, we indicated that "[c]ertain of those orders that were delayed have now become firm; however, the Company is unable to quantify the exact dollar amount at this time because its second quarter financial results are still being processed. It should be noted, however, that no single order that was delayed from the first quarter to the second quarter was material." In addition to our statement that "no single order that was delayed from the first quarter to the second quarter was material," the Company has been asked by the Staff to confirm that the orders that were deferred or delayed from the first quarter of 2006 to the second quarter of 2006 were not material in the aggregate.

     We hereby confirm that the orders that were delayed from the first quarter of 2006 to the second quarter of 2006 were not material in the aggregate. The Company's unaudited revenues for the six months ended June 30, 2006 are approximately $5,044,000, which represents a decrease of 1% compared to the same six-month period in 2005 (excluding revenues from subsidiaries that no longer exist). The estimated total dollar value of orders that were delayed from the first quarter of 2006 to the second quarter of 2006, was approximately $193,000 or approximately 3.83% of revenues for the six months ended June 30, 2006, and the largest single order approximated $83,000 or 1.6% of six month revenues. All $193,000 of orders that were delayed from the first quarter of 2006 were received in the second quarter of 2006. The Company does not consider these amounts to be material.

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     Assuming the Company's revenues continue to approximate its revenues for 2005, the Company's revenues for the year ended December 31, 2006 would approximate $9,279,000 (the Company's revenues for the year ended December 31, 2005, excluding revenues from subsidiaries that no longer exist). Based on this revenue, the $193,000 of deferred orders that became firm in the second quarter would approximate 2.1% of revenue and the largest single order of $83,000 would approximate 0.9% of revenue. The Company does not consider these amounts to be material.

     Furthermore, in the Company's discounted cash flow valuation in the disclosure document, the Company used a projected growth rate of 5%.
Assuming that the Company's yearly revenues in 2006 increase by 5% from its yearly revenues in 2005, the Company's revenues in 2006 would approximate $9,743,000 (excluding revenues from subsidiaries that no longer exist). The estimated $193,000 of orders that were delayed from the first quarter of 2006 to the second quarter of 2006 represent 2.0% of projected revenue and the largest single order of $83,000 represents 0.9% of projected revenue.
The Company does not consider these amounts to be material.

     Please call us or our legal counsel as promptly as practicable with respect to this final issue so the Company can begin finalizing the documents and mailing them to shareholders.


                                    Yours very truly,

                                    /s/ Neil R. Johnson

                                    Neil R. Johnson
                                    Chief Financial Officer




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